Checkpoint Therapeutics, Inc.

2 Gansevoort Street, 9th Floor

New York, New York

November 7, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Checkpoint Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-216860)

Ladies and Gentlemen:

On behalf of Checkpoint Therapeutics, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-216860), as initially filed with the Securities and Exchange Commission (“Commission”) on March 21, 2017 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions at the time it was filed. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use towards the fee associated with the Company’s planned filing of a Registration Statement on Form S-3.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Mark F. McElreath of Alston & Bird LLP, via email at mark.mcelreath@alston.com.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact the Company’s legal counsel, Mark F. McElreath of Alston & Bird LLP, by telephone at (212) 210-9595.

Very truly yours,

CHECKPOINT THERAPEUTICS, INC.

/s/ James F. Oliviero
James F. Oliviero
President and Chief Executive Officer